UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of May 2007

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated May 15, 2007.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Report with respect to the results of operations of the Registrant for the quarter ended March 31, 2007.

        Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant’s condensed interim consolidated financial statements for the quarter ended March 31, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Yaniv Baram Name: Yaniv Baram Title: Corporate Secretary

Dated: May 15, 2007

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated May 15, 2007
2.	Management's Report
3.	Financial Statements

Exhibit 1

ELBIT SYSTEMS REPORTS
FIRST QUARTER 2007 RESULTS

Continued Record Revenues and Backlog of Orders;

Revenues Increased by 20.7% Year over Year to $403.6 Million;

Net Profit Increased by 32.0% Year over Year to $19.1 Million

Haifa, Israel, May 15, 2007 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT) the international defense company, today reported its consolidated results for the first quarter ended March 31, 2007.

The Company’s backlog of orders as of March 31, 2007 totaled $3,796 million, as compared with $3,786 million as of December 31, 2006. The backlog amount reflects a reduction of approximately $70 million due to a cessation settlement of the Bulgarian helicopter program. Approximately 71% of the backlog relates to orders outside of Israel. Approximately 70% of the Company’s backlog as of March 31, 2007 is scheduled to be performed during the upcoming three quarters of 2007 and during 2008.

Consolidated revenues for the first quarter of 2007 increased by 20.7% to $403.6 million, from $334.4 million in the first quarter of 2006.

Gross profit for the first quarter of 2007 increased by 18.3% to $103.5 million (25.7% of revenues), as compared with gross profit of $87.5 million (26.2% of revenues) in the first quarter of 2006. The gross profit margin in the first quarter of 2007 was affected mainly by the impact of the weakening U.S. Dollar against the New Israeli Shekel (“NIS”), which increased the effective labor costs in Israel.

Consolidated net income for the first quarter of 2007 increased by 32.0% to $19.1 million (4.7% of revenues), as compared with $14.5 million (4.3% of revenues) in the first quarter of 2006. Diluted earnings per share for the first quarter of 2007 were $0.45, as compared with $0.35 for the first quarter of 2006.

Operating Cash flow during the first quarter of 2007 reached a record $86.8 million.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: “The continued revenue and profit growth trend we reported is especially impressive due to the organic growth we have recorded in the first quarter of 2007. This growth of approximately 20% is the result of our long-term strategy of expanding our operations to additional target markets and a continued investment in the R&D of advanced technologies and cutting edge products. This strategy enables us to win prestigious and important contracts and to further enhance our network of customers and business partners. It is a long-term strategy that will continue guiding us in the future.”

Mr. Ackerman added “After the end of this report period we completed the acquisition of Tadiran Communications’ shares and are in the process of realizing the new synergies within the Group’s companies. We have also prepared an action plan for Elisra, however, it requires cooperation from the employees and their representatives.”

The Board of Directors declared a dividend of $0.16 per share for the first quarter of 2007. The dividend’s record date is May 29, 2007, and the dividend will be paid on June 11, 2007, net of taxes and levies, at the rate of 18.15%.

Conference Call

The Company will also be hosting a conference call today, Tuesday, May 15, 2007 at 10:00 am EDT. On the call, management will review and discuss its first quarter 2007 results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1-888-407-2553
UK Dial-in Number: 0-800-917-9141

ISRAEL Dial-in Number: 03-918-0609
INTERNATIONAL Dial-in Number: +972-3-918-0609
at:
10:00 am Eastern Time
7:00 am Pacific Time
3:00 pm UK Time
5:00 pm Israel Time

This call will be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in number is either: 1 877 456 0009 (US) 0 800 917 4613 (UK) or +972 3 925 5942 (Israel and International).

About Elbit Systems Ltd.:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Company Contact:
Joseph Gaspar, Corporate VP & CFO
Dalia Rosen, Director of Corporate Communications
Elbit Systems Ltd.
Tel: +972-4-8316663
Fax: +972-4-8316944
E-mail: gspr@elbit.co.il
             daliarosen@elbit.co.il
IR Contact: Ehud Helft / Kenny Green G.K. Investor Relations Tel: 1-866-704-6710 Fax: + 972-3-6074711 E-mail: info@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN ANDUNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS,PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

(FINANCIAL TABLES TO FOLLOW)

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousand of US Dollars)

	March 31 2007	December 31 2006
	Unaudited	Audited
Assets
Current Assets:
Cash and short term deposits	155,822	85,400
Trade receivable and others	427,289	465,428
Inventories, net of advances	395,015	371,962

Total current assets	978,126	922,790
Affiliated Companies & other Investments	231,941	235,723
Long-term receivables & others	191,443	189,236
Fixed Assets, net	294,090	294,628
Other assets, net	126,656	128,995

	1,822,256	1,771,372

Liabilities and Shareholder's Equity
Current liabilities	827,435	810,885
Long-term liabilities	485,118	460,032
Minority Interest	8,380	6,871
Shareholder's equity	501,323	493,584

	1,822,256	1,771,372

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousand of US Dollars, except for per share amounts)

	Three Months Ended March 31		Year Ended December 31
	2007	2006	2006
	Unaudited		Audited
Revenues	403,600	334,370	1,523,243
Cost of revenues	300,062	246,830	1,149,768

Gross Profit	103,538	87,540	373,475

Research and development, net	24,093	21,438	92,232
Marketing and selling	32,371	26,248	111,880
General and administrative	20,318	19,007	77,505

Total operating expenses	76,782	66,693	281,617

Operating income	26,756	20,847	91,858

Financial expenses, net	(2,928)	(4,241)	(21,456)
Other income (expenses), net	113	908	1,814

Income before income taxes	23,941	17,514	72,216
Provisions for income taxes	6,733	4,604	20,694

	17,208	12,910	51,522
Equity in net earnings (losses) of affiliated
companies and partnership	3,400	2,267	14,743
Minority rights	(1,509)	(709)	5,977

Net income	19,099	14,468	72,242

Earnings per share
Basic net earnings per share	0.45	0.35	1.75

Diluted net earnings per share	0.45	0.35	1.72

Exhibit 2

Elbit Systems Ltd.
Management’s Report
For The Quarter Ended March 31, 2007

This report should be read together with the unaudited financial statements for the quarter ended March 31, 2007 of Elbit Systems Ltd. (“Elbit Systems” and together with its subsidiaries, the “Company” or the “Group”), the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2006, the Company’s management report for the year ended December 31, 2006 and the Company’s Form 20-F for the year ended December 31, 2005, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

Forward looking statements with respect to the Company’s business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

A.	Executive Overview

Business Description

The Group operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C(4)ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

The Group provides support services for the platforms it upgrades as well as the systems and products it supplies. In addition, the Group provides a wide range of logistic support services. Several of the Group’s companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Group often cooperates with industries in Israel and in various other countries.

The Group tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Group provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

The Group operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

Financial Highlights

The Company’s revenues increased by 20.7% and reached $403.6 million in the first quarter of 2007, as compared to $334.4 million in the first quarter of 2006.

Net earnings in the first quarter of 2007 were $19.1 million (4.7% of revenues) and the diluted earnings per share were $0.45, as compared to $14.5 million (4.3% of revenues) and $0.35 in the first quarter of 2006. Net earnings and EPS increased by 32% and 29%, respectively.

The Company’s cash flow generated from operations in the quarter ended March 31, 2007 was $86.8 million, as compared to $75.4 million in the quarter ended March 31, 2006.

The Board of Directors declared a dividend of $0.16 per share for the first quarter of 2007.

B.	Recent Events

On April 26, 2007, the Company completed its Cash Tender Offer (“the Offer”) for the balance of the ordinary shares of Tadiran Communications Ltd. (“Tadiran”), which prior to the completion of the Offer was a publicly traded company in Israel, held 43% by the Company. As a result, and in accordance with the provisions of Israeli law relating to tender offers, the Company acquired under the terms of the Offer, the remaining shares of Tadiran from those Tadiran shareholders who did not provide an acceptance notice relating to the Offer. In addition, Tadiran agreed to cancel any stock options remaining outstanding after completion of the Offer in consideration for the same price per share as under the Offer. As a result, Tadiran became a private, wholly-owned subsidiary of the Company. The total amount paid by the Company for Tadiran’s shares, relating to the Offer and the remaining shares, was approximately $382 million. The results of Tadiran will be consolidated in the Company’s financial statements commencing the date of completion of the Offer. The Company is in the process of preparing a Purchase Price Allocation (“PPA”) related to the acquisition and estimates that it will have a material effect, which includes an In-Process Research and Development (“IPR&D”) write-off and other related adjustments on its 2007 second quarter results.

C.	Backlog of Orders

The Company’s backlog of orders as of March 31, 2007 reached $3,796 million, of which 71% were for orders outside of Israel, and includes a reduction of approximately $70 million resulting from the cessation settlement of the Bulgarian helicopter program in the first quarter of 2007. The Company’s backlog as of December 31, 2006 was $3,786 million, of which 68% were for orders outside of Israel.

Approximately 70% of the Company’s backlog as of March 31, 2007 is scheduled to be performed in the following three quarters of 2007 and during 2008. The majority of the 30% balance is scheduled to be performed in 2009 and 2010.

D.	Critical Accounting Policies and Estimates

The Company’s significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2006. See also the Company’s management report for the year ended December 31, 2006.

The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of January 1, 2007, the Company’s unrecognized tax benefit (“tax contingencies”) totaled $18.8 million. As a result of the implementation of FIN 48, the Company’s tax contingencies increased by $ 4.8 million, which were recorded as a reduction to retained earnings. The Company do not expect a significant increase or decrease in unrecognized tax benefits over the next 12 months.

The Company and its subsidiaries are subject to examination by various tax authorities in jurisdictions such as Israel, the United States and Europe. With respect to the Company and its major subsidiaries, we have completed the examinations by the tax authorities for tax years through 2000.

E.	Elisra Electronic Systems Ltd. (“Elisra”)

Further to the efficiency plan previously announced, Elisra’s management has adopted corrective action measures. The Company believes that the efficiency plan and corrective action measures, which require the cooperation of Elisra’s employees, provide a reasonable basis to improve Elisra’s efficiency. During the second quarter of 2007, the Company will evaluate whether the level of Elisra’s implementation of the corrective action plan requires the Company to reflect any significant impairment in its recorded assets related to Elisra.

F.	2007 Employee Stock Option Plan

In January 2007, the Company’s shareholders approved the Company’s 2007 Option Plan (the “Plan”). The purpose of the Plan is to provide the benefits arising from ownership of share capital by the Company’s and certain of its subsidiaries employees’, who are expected to contribute to the Elbit Systems Group’s future growth and success on the first quarter of 2007.

During the first quarter of 2007, the Company granted to employees 2,366,300 options under the Plan. The average exercise price of the options granted in the first quarter of 2007 was $33.19. All grants were made in accordance with the grant date conditions contained in the approved Plan.

Net compensation expenses, related to the Plan, amounting to $1 million were recorded in the three months ended March 31, 2007. The expenses were recorded based on SFAS No. 123(R) and SAB 107. As of March 31, 2007, there was $19 million of total unrecognized compensation cost related to share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of four years.

G.	Summary of Financial Results

The following table sets forth the consolidated statements of operations of the Company and its subsidiaries for the three-month periods ended March 31, 2007 and March 31, 2006.

	For the three months ended March 31
	2007		2006
	$	%	$	%
	(In thousands of U.S. dollars, except per share data)
Total revenues	403,600	100.0	334,370	100.0
Cost of revenues	300,062	74.3	246,830	73.8

Gross profit	103,538	25.7	87,540	26.2

Research and development (R&D) expenses	29,699	7.4	28,578	8.5
Less - participation	(5,606)	(1.4)	(7,140)	(2.1)

R&D expenses, net	24,093	6.0	21,438	6.4
Marketing and selling expenses	32,371	8.0	26,248	7.9
General and administrative expenses	20,318	5.0	19,007	5.7

	76,782	19.0	66,693	20.0

Operating income	26,756	6.7	20,847	6.2
Finance expenses, net	(2,928)	(0.7)	(4,241)	(1.3)
Other income, net	113	-	908	0.3

Income before taxes on income	23,941	6.0	17,514	5.2
Taxes on income	6,733	1.7	4,604	1.4

	17,208	4.3	12,910	3.8
Minority interest in gains of subsidiaries	(1,509)	(0.4)	(709)	(0.2)
Equity in net earnings of affiliated companies
and partnership	3,400	0.8	2,267	0.7

Net earnings	19,099	4.7	14,468	4.3

Diluted earnings per share	0.45		0.35

Revenues

The Company’s sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company’s revenues is subject to governmental budgetary constraints.

The Company’s consolidated revenues increased by 20.7%, from $334.4 million in the first quarter of 2006 to $403.6 million in the first quarter of 2007.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Three-Month Period ended
	March 31, 2007		March 31, 2006
	$ millions	%	$ millions	%
Airborne systems	151.7	37.6	138.6	41.5
Land systems	81.5	20.2	41.8	12.5
C4ISR systems	86.9	21.5	83.0	24.8
Electro-optics	52.3	13.0	44.1	13.2
Other (mainly non-defense engineering and production services)	31.2	7.7	26.9	8.0

Total	403.6	100.0	334.4	100.0

The changes in revenues distribution by areas of operation were the result of ordinary quarterly fluctuations.

The following table sets forth the Company’s distribution of revenues by geographical regions:

	Three-Month Period ended
	March 31, 2007		March 31, 2006
	$ millions	%	$ millions	%
Israel	96.1	23.8	94.2	28.2
United States	145.5	36.1	111.0	33.2
Europe	83.9	20.8	54.6	16.3
Other countries	78.1	19.3	74.6	22.3

Total	403.6	100.0	334.4	100.0

The changes in revenues by geographic distribution were the result of standard quarterly fluctuations.

Gross Profit

The Company’s gross profit represents the aggregate results of the Company’s activities and projects, and is based on the mix of programs in which the Company is engaged during the reported period.

Gross profit in the quarter ended March 31, 2007 was $103.5 million, as compared to $87.5 million in the quarter ended March 31, 2006. The gross profit margin in the first quarter of 2007 was 25.7%, as compared to 26.2% in the first quarter of 2006.

The decrease in the gross profit margin was caused mainly by the impact of the change of the U.S. dollar – New Israeli Shekel (“NIS”) exchange rate, which increased the effective labor cost incurred in Israel.

Research and Development (“R&D”)

The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

The Company’s R&D included programs which are partially funded by, third parties, including the Israeli Ministry of Defense (“IMOD”), the Office of the Chief Scientist (“OCS”) and bi-national and European Development funds. The R&D was performed in all major areas of core technological activities of the Company and mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors and homeland security technologies and products.

Gross R&D expenses in the quarter ended March 31, 2007 totaled $29.7 million (7.4% of revenues), as compared to $28.6 million (8.5% of revenues) in the quarter ended March 31, 2006.

Net R&D expenses (after reduction of third party participation) in the quarter ended March 31, 2007 totaled $24.1 million (6.0% of revenues), as compared to $21.4 million (6.4% of revenues) in the quarter ended March 31, 2006.

Marketing and Selling Expenses

The Company maintains its activities in developing new markets and pursues at any given time various business opportunities according to the Company’s plan.

Marketing and selling expenses in the quarter ended March 31, 2007 were $32.4 million (8.0% of revenues), as compared to $26.2 million (7.9% of revenues) in the quarter ended March 31, 2006.

General and Administrative (“G&A”) Expenses

G&A expenses were $20.3 million (5.0% of revenues) in the quarter ended March 31, 2007, as compared to $19.0 million (5.7% of revenues) in the quarter ended March 31, 2006.

Finance Expense (Net)

Net finance expense in the quarter ended March 31, 2007 was $2.9 million, as compared to $4.2 million in the quarter ended March 31, 2006.

Taxes on Income

Provision for taxes in the quarter ended March 31, 2007 was $6.7 million (effective tax rate of 28.1%), as compared to a provision for taxes of $4.6 million (effective tax rate of 26.3%) in the quarter ended March 31, 2006.

The Company’s tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group’s companies generating the taxable income operate.

Company’s Share in Earnings of Affiliated Entities

In the first quarter of 2007 the Company had net income of $3.4 million from its share in earnings of affiliated companies and partnerships, as compared to $2.3 million in the first quarter of 2006.

The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company’s core business activities, including electro-optics, airborne systems and communications.

Net Earnings and Earnings Per Share (“EPS”)

Net earnings in the quarter ended March 31, 2007 were $19.1 million (4.7% of revenues), as compared to net earnings of $14.5 million (4.3% of revenues) in the quarter ended March 31, 2006. Diluted EPS in the quarter ended March 31, 2007 was $0.45, as compared to $0.35 in the quarter ended March 31, 2006.

The number of shares used for computation of diluted EPS in the quarter ended March 31, 2007 was 42,175 thousand shares, as compared to 41,736 thousand shares in the quarter ended March 31, 2006.

H.	Liquidity and Capital Resources

The Company’s net cash flow generated from operating activities in the quarter ended March 31, 2007 was $86.8 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories.

Net cash flow used for investment activities in the quarter ended March 31, 2007 was $12.5 million, which was used mainly for procurement of various assets and equipment.

Net cash flow used for financing activities in the quarter ended March 31, 2007 was $4.2 million, which was used mainly for repayment of short-term bank credit and loans.

On March 31, 2007, the Company had total borrowings in the amount of $148.9 million, including $125.3 million in long-term loans, and $761.3 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On March 31, 2007, the Company had a cash balance amounting to $154.7 million.

        As of March 31, 2007, the Company had working capital of $150.7 million and its current ratio was 1.18.

I.	Derivatives and Hedges

Market risks relating to the Company’s operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and NIS. The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

On March 31, 2007, the Company’s liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations, except for its shareholdings in Tadiran Communications Ltd. The Company’s deposits and loans are based on variable interest rates, and their value as of March 31, 2007 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company’s results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

The Company’s functional currency is the U.S. dollar. On March 31, 2007, the Company had exposure due to liabilities denominated in NIS of $87 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company’s exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time, and as indicated above, impacted the Company’s expenses for the first quarter of 2007.

Most of the Company’s assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of March 31, 2007 by forward contracts. On March 31, 2007, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $327.4 million ($137.7 million in Euro, $181.7 million in GBP and $8 million in other currencies). The financial derivative activities in the first quarter of 2007 resulted in an unrealized net loss of approximately $8.9 million, which was recorded as other comprehensive income.

On March 31, 2007, the Company had options for hedging future cash flow denominated in NIS in the amount of $64 million. The fair market value of the options as of March 31, 2007 was not material.

J.	Dividends

The Board of Directors declared on May 14, 2007 a dividend of $0.16 per share.

*  *  *  *  *

Exhibit 3

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

AS OF MARCH 31, 2007
(Unaudited)
(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

C O N T E N T S

P a g e
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	2 - 3
Consolidated Statements of Income	4
Consolidated Statements of Changes in Shareholder's Equity	5
Consolidated Statements of Cash Flows	6-7
Notes to the Consolidated Financial Statements	8-10

#  #  #  #  #  #

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands)

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$154,705	$84,564
Short-term bank deposits	1,117	836
Available for sale marketable securities	2,179	2,106
Trade receivables, (net of allowance for doubtfulaccounts in the amount of
$3,522 and $3,390 as of March 31, 2007 and December 31, 2006, respectively)	339,782	384,487
Other receivables and prepaid expenses	85,328	78,835
Inventories, net of advances	395,015	371,962

Total current assets	978,126	922,790

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership	231,941	235,723
Compensation receivable in respect of fire damages, net	15,530	15,530
Long-term bank deposits and trade receivables	5,427	6,030
Deferred income taxes	7,514	7,056
Severance pay fund	162,972	160,620

	423,384	424,959

PROPERTY, PLANT AND EQUIPMENT, NET	294,090	294,628

INTANGIBLE ASSETS:
Goodwill	58,401	58,401
Other intangible assets, net	68,255	70,594

	126,656	128,995

	$1,822,256	$1,771,372

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (In thousands)

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
CURRENT LIABILITIES:
Short-term bank credit and loans	$14,460	$17,802
Current maturities of long-term loans	9,201	10,199
Trade payable	159,451	158,361
Dividend payable	6,738	-
Other payables and accrued expenses	284,464	274,799
Customers advances and amounts in excess of
costs incurred on contracts in progress	353,121	349,724

Total current liabilities	827,435	810,885

LONG-TERM LIABILITIES:
Long-term loans	125,251	125,266
Advances from customers	134,426	126,769
Deferred income taxes and tax reserve	33,742	18,930
Accrued termination liability	191,699	189,067

	485,118	460,032

MINORITY INTERESTS	8,380	6,871

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
Authorized - 80,000,000 shares as of March 31, 2007
and December 31, 2006;
Issued 42,436,132 and 42,425,595 shares as of March 31, 2007 and December 31, 2006, respectively;
Outstanding 42,027,211 and 42,016,674 shares as of March 31,
2007 and December 31, 2006, respectively	11,878	11,876
Additional paid-in capital	290,206	289,026
Accumulated other comprehensive loss	(17,704)	(16,746)
Retained earnings	221,264	213,749
Treasury shares - 408,921 shares as of March 31, 2007 and
December 31, 2006	(4,321)	(4,321)

	501,323	493,584

	$1,822,256	$1,771,372

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars (In thousands, except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006
	(Unaudited)		(Audited)
Revenues	$403,600	$334,370	$1,523,243
Cost of revenues	300,062	246,830	1,149,768

Gross profit	103,538	87,540	373,475

Research and development expenses, net	24,093	21,438	92,232
Marketing and selling expenses	32,371	26,248	111,880
General and administrative expenses	20,318	19,007	77,505

	76,782	66,693	281,617

Operating income	26,756	20,847	91,858

Financial expenses, net	(2,928)	(4,241)	(21,456)
Other income, net	113	908	1,814

Income before taxes on income	23,941	17,514	72,216
Taxes on income	6,733	4,604	20,694

	17,208	12,910	51,522

Equity in net earnings of affiliated companies and partnership	3,400	2,267	14,743
Minority interests in losses (earnings) of subsidiaries	(1,509)	(709)	5,977

Net income	$19,099	$14,468	$72,242

Earnings per share
Basic net earnings per share	$0.45	$0.35	$1.75

Diluted net earnings per share	$0.45	$0.35	$1.72

Number of shares used in computation of basic net earnings per share	42,023	41,010	41,340

Number of shares used in computation of diluted net earnings per share	42,175	41,736	41,880

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (In thousands, except share and per share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income
Balance as of January 1, 2006	40,966,624	$11,636	$278,679	$(1,340)	$166,123	$(4,321)	$450,777
Exercise of options	1,050,050	240	8,008	-	-	-	8,248
Tax benefit in respect of options exercised	-	-	2,144	-	-	-	2,144
Stock based compensation	-	-	195	-	-	-	195
Dividends declared	-	-	-	-	(24,616)	-	(24,616)
Other comprehensive income, net of tax:
Unrealized gain (loss) on derivative instruments	-	-	-	(15,642)	-	-	(15,642)	$(15,642)
Foreign currency translation differences	-	-	-	2,034	-	-	2,034	2,034
Increase in additional minimum pension liability per FAS 87	-	-	-	2,603	-	-	2,603	2,603
Adjustment for adoption of FAS 158 for the pension plans as of
December 31, 2006	-	-	-	(4,341)	-	-	(4,341)	-
Adjustment for adoption of FAS 158 for the post medical plan as
of December 31, 2006	-	-	-	(252)	-	-	(252)	-
Unrealized gain on available for sale securities	-	-	-	192	-	-	192	192
Net income	-	-	-	-	72,242	-	72,242	72,242

Total comprehensive income								$61,429

Balance as of December 31, 2006	42,016,674	$11,876	$289,026	$(16,746)	$213,749	$(4,321)	$493,584
Exercise of options	10,537	2	160	-	-	-	162
Tax benefit in respect of options exercised	-	-	27	-	-	-	27
Stock based compensation	-	-	993	-	-	-	993
Dividends declared	-	-	-	-	(6,738)	-	(6,738)
Cumulative impact of change in accounting for uncertainties in
income taxes (FIN 48)	-	-	-	-	(4,846)	-	(4,846)
Other comprehensive income (loss), net of tax:	-	-	-	-	-
Unrealized losses on derivative instruments	-	-	-	(917)	-	-	(917)	(917)
Foreign currency translation differences	-	-	-	(92)	-	-	(92)	(92)
Unrealized gain on available for sale securities	-	-	-	51	-	-	51	51
Net income	-	-	-	-	19,099	-	19,099	19,099

Total comprehensive income								$18,141

Balance as of March 31, 2007 (Unaudited)	42,027,211	$11,878	$290,206	$(17,704)	$221,264	$(4,321)	$501,323

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (In thousands)

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006
	(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$19,099	$14,468	$72,242
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,373	14,649	58,500
Stock based compensation	993	-	195
Deferred income taxes	(8,286)	(1,698)	(4,659)
Accrued severance pay, net	280	(2,464)	(5,197)
Gain on sale of property, plant, equipment and investment	(433)	(231)	(2,351)
Minority interests in earnings (losses) of subsidiaries	1,509	709	(5,977)
Equity in net losses (earnings) of affiliated companies and partnership, net of dividend received (*)	4,156	(1,736)	(1,696)
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term receivables and prepaid expenses	42,695	(9,806)	(58,793)
Increase in inventories, net	(32,992)	(20,933)	(69,974)
Increase in trade payable, other payables and accrued expenses	23,434	30,251	75,869
Increase in advances received from customers	20,993	52,300	142,844
Other adjustments	-	(98)	(35)

Net cash provided by operating activities	86,821	75,411	200,968

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(14,033)	(14,628)	(64,809)
Investments in affiliated companies	(158)	-	(31,930)
Proceeds from sale of property, plant and equipment	1,970	1,323	5,705
Proceeds from sale of investment	-	-	5,000
Investment in long-term bank deposits	(170)	(215)	(880)
Proceeds from sale of long-term bank deposits	180	168	780
Short-term bank deposits, net	(303)	334	(862)

Net cash used in investing activities	(12,514)	(13,018)	(86,996)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	162	455	8,248
Repayment of long-term bank loans	(26,096)	(82,031)	(188,723)
Receipt of long-term bank loans	32,371	18,353	85,053
Dividends paid	-	-	(24,322)
Tax benefit in respect of options exercised	27	-	2,144
Change in short-term bank credit and loans, net	(10,630)	(5,488)	(5,695)

Net cash provided by (used in) financing activities	(4,166)	(68,711)	(123,295)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	70,141	(6,318)	(9,323)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	84,564	93,887	93,887

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$154,705	$87,569	$84,564

* Dividend received	$7,556	$500	$13,047

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (In thousands)

	Three months ended March 31,		Year ended December 31,
	2007	2006	2006
	(Unaudited)		(Audited)
SUPPLEMENTARY CASH FLOW ACTIVITIES:
Cash paid (received) during the period for:
Income taxes	$(641)	$4,218	$15,955

Interest	$3,062	$4,930	$14,311

The accompanying notes are an integral part of the consolidated financial statements

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

U.S. dollars (In thousands)

Note 1 — GENERAL

A.	The accompanying financial statements have been prepared in a condensed format as of March 31, 2007, and for the three months then ended in accordance with generally accepted accounting principles in the United States “)U.S. GAAP”( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted.

These statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2006.

The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2006 in order to conform to the current year’s presentation.

Operating results for the three months ended March 31, 2007, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

B.	On April 26, 2007, the Company completed its Cash Tender Offer (“the Offer”) for the balance of the ordinary shares of Tadiran Communications Ltd. (“Tadiran”), which prior to the completion of the Offer was a publicly traded company in Israel, held 43% by the Company. As a result, and in accordance with the provisions of Israeli law relating to tender offers, the Company acquired under the terms of the Offer, the remaining shares of Tadiran from those Tadiran shareholders who did not provide an acceptance notice relating to the Offer. In addition, Tadiran agreed to cancel any stock options remaining outstanding after completion of the Offer in consideration for the same price per share as under the Offer. As a result, Tadiran became a private, wholly-owned subsidiary of the Company. The total amount paid by the Company for Tadiran’s shares, relating to the Offer and the remaining shares, was approximately $382 million. The results of Tadiran will be consolidated in the Company’s financial statements commencing the date of completion of the Offer. The Company is in the process of preparing a Purchase Price Allocation (“PPA”) related to the acquisition and estimates that it will have a material effect, which includes an In-Process Research and Development (“IPR&D”) write-off and other related adjustments on its 2007 second quarter results.

Note 2 — SIGNIFICANT ACCOUNTING POLICIES

A.	The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements, except for the adoption of FASB Statement No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (“FIN 48”).

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

U.S. dollars (In thousands)

Note 2 — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted the provisions of FIN 48 on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of January 1, 2007, our unrecognized tax benefit (“tax contingencies”) totaled $18,750. As a result of the implementation of FIN 48, our tax contingencies increased by $4,846, which were recorded as a reduction to retained earnings. We do not expect a significant increase or decrease in unrecognized tax benefits over the next 12 months.

We record interest related to our tax contingencies as income tax expense. Our January 1, 2007 tax contingencies include $2,450 of interest.

The Company and its subsidiaries are subject to examination by various tax authorities in jurisdictions such as Israel, the United States and Europe. With respect to the Company and its major subsidiaries, we have completed the examinations by the tax authorities for tax years through 2000.

B.	The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.

Note 3 — INVENTORIES, NET OF ADVANCES

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
Cost of long-term contracts in progress	$405,408	$373,045
Raw materials	92,057	90,075
Advances to suppliers and subcontractors	39,826	41,037

	537,291	504,157
Less - Cost incurred on contracts in progress
deducted from customer advances	80,471	49,455

	456,820	454,702
Less -Advances received from customers	56,169	77,246
Provision for losses	5,636	5,494

	$395,015	$371,962

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — UNAUDITED

U.S. dollars (In thousands)

Note 4 – STOCK OPTION PLAN

In January 2007, the Company’s shareholders approved the Company’s 2007 Option Plan (the “Plan”) to employees of the Company and certain subsidiaries. The options include: (i) Regular Options — up to 1,250,000 options exercisable into 1,250,000 shares of the Company in consideration for the Exercise Price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options — up to 1,250,000 options, which entitle the participant to exercise options for an amount reflecting only the benefit factor (“Cashless Options”). Each of the participants will be granted an equal amount of Regular Options and Cashless Options. The exercise price for Israeli participants will be the average closing price of the Company’s share during 30 trading days proceeding the options grant date. The exercise price of options granted to a non-Israeli participant residing in the United States will be the fair market value of the share on the day the options were granted.

According to the Plan, the options granted on a certain date (the “Commencement Date”) will become vested and exercisable in accordance with the following vesting schedule:

(1)	Fifty percent (50%) of the options will be vested and exercisable from the second anniversary of the Commencement Date;

(2)	An additional twenty-five percent (25%) of the options will be vested and exercisable from the third anniversary of the Commencement Date; and

(3)	The remaining twenty-five (25%) of the options will be vested and exercisable from the fourth anniversary of the Commencement Date.

The options expire five years from the grant day.

The Company grants options to Israeli participants in accordance with the provisions of Section 102 of the Israel Tax Ordinance related to the Capital Gains Tax Track.

On January 11, 2007, the Company granted to its employees 2,354,300 options under the Plan. The exercise price per option for Israeli employees was $33.20 and for non-Israeli employees was $33.10. On March 14, 2007, the Company granted additional 12,000 options under the plan to employees at the exercise price per option of $34.68. Aggregate intrinsic value of outstanding options as of March 31, 2007, related to the Plan amount to $6,379. The aggregate intrinsic value represents the total intrinsic value (the difference between the Company’s closing stock price on the last trading day of the first quarter of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on March 31, 2007. This amount changes based on the fair market value of the Company’s stock.

Compensation expenses, related to the Plan, net amounting to $946 was recorded in the three months ended March 31, 2007. The expenses were recorded based on SFAS No. 123(R) and SAB 107. As of March 31, 2007, there was $19,002 of total unrecognized compensation cost related to share-based compensation arrangements granted under the Company’s stock option Plan. That cost is expected to be recognized over a weighted-average period of four years.

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